Exhibit (2)(k)(5)

MANAGEMENT FEE WAIVER AGREEMENT

December 17, 2025

KKR Asset-Based Finance Fund

555 California Street

50th Floor

San Francisco, CA 94104

Dear Ladies and Gentlemen:

This letter (the “Agreement”), which by mutual agreement of the parties supersedes in all respects that management fee waiver agreement between KKR Asset-Based Finance Fund (formerly, KKR Credit Opportunities Portfolio) (the “Fund”) and KKR Credit Advisors (US) LLC (the “Adviser”) dated May 31, 2025 (the “Prior Agreement”), will confirm the agreement between the Fund and the Adviser, as follows:

1.

The Fund is a diversified, closed-end management investment company that continuously offers its shares, operates as an “interval fund” and is registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended (the “1940 Act”).

2.

Pursuant to an Investment Advisory Agreement between the Fund and the Adviser (the “Advisory Agreement”) dated December 17, 2025, the Fund has retained the Adviser to provide the Fund with investment advisory and certain other services. Pursuant to the New Advisory Agreement, the Fund has agreed to pay to the Adviser (i) a base management fee at an annual rate of 1.00% of the average daily value of the Fund’s net assets (as determined on each business day at the time set forth in the prospectus for determining net asset value per share) during the preceding month (the “Base Management Fee”) and (ii) an incentive fee (the “Incentive Fee”).

Under the terms of the Advisory Agreement, the Incentive Fee is payable quarterly in arrears, commencing with the first full fiscal quarter after the effectiveness of the Advisory Agreement, based on the Fund’s “Pre-Incentive Fee Net Investment Income” (as defined below) for the immediately preceding quarter (or portion thereof). The payment of the Incentive Fee is subject to a quarterly hurdle rate (the “Hurdle Rate”), expressed as a rate of return on the average daily value of the Fund’s net assets during the most recently completed fiscal quarter, of 1.25% (5.0% annualized), subject to a “catch-up” feature (as described below).

“Pre-Incentive Fee Net Investment Income” means interest income, dividend income and any other income accrued during the fiscal quarter, minus the Fund’s operating expenses for the quarter (including the Base Management Fee, any interest expense borne by the Fund, and any dividends paid on preferred stock issued by the Fund, but excluding the Incentive Fee and any shareholder servicing and/or distribution fees). Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as original issue discount debt instruments with payment-in-kind interest and zero coupon securities), accrued income that the Fund has not yet received in cash. Pre-Incentive Fee Net Investment Income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation.

Pursuant to the Advisory Agreement, the Fund will pay the Adviser the Incentive Fee quarterly in arrears with respect to the Fund’s Pre-Incentive Fee Net Investment Income in each fiscal quarter as follows:

(i) No Incentive Fee will be payable to the Adviser in any fiscal quarter in which the Fund’s Pre-Incentive Fee Net Investment Income does not exceed the Hurdle Rate;

(ii) 100% of the dollar amount of the Fund’s Pre-Incentive Fee Net Investment Income, if any, that exceeds the Hurdle Rate but is less than or equal to 1.39% in any fiscal quarter (5.56% annualized) will be payable to the Adviser. This portion of the Fund’s Incentive Fee that exceeds the Hurdle Rate but is less than or equal to 1.39% is referred to as the “catch-up” and is intended to provide the Adviser with an incentive fee of 10% on all of the Fund’s Pre-Incentive Fee Net Investment Income when the Fund’s Pre-Incentive Fee Net Investment Income reaches 1.39% (5.56% annualized) on the average daily value of the Fund’s net assets in any fiscal quarter; and

(iii) 10% of the dollar amount of the Fund’s Pre-Incentive Fee Net Investment Income, if any, that exceeds 1.39% (5.56% annualized) on the average daily value of the Fund’s net assets in any fiscal quarter will be payable to the Adviser once the Hurdle Rate and catch-up have been achieved (10% of the Fund’s Pre-Incentive Fee Net Investment Income thereafter will be allocated to the Adviser).

3.	Pursuant to this Agreement, which supersedes in all respects the Prior Agreement, the Adviser will temporarily waive fees payable to the Adviser under the Advisory Agreement as follows:

(i) For the period beginning on December 17, 2025 through March 31, 2026, the Adviser will waive the Base Management Fee and the Incentive Fee payable under the Advisory Agreement (the “2025 Management Fee Waiver”).

(ii) For the period beginning on April 1, 2026, through December 31, 2026, the Adviser will waive the Base Management Fee and the Incentive Fee under the New Advisory Agreement to the extent necessary to ensure that the aggregate Base Management Fee and the Incentive Fee payable by the Fund does not exceed 1.74% of the Fund’s average daily net assets (the “2026 Management Fee Waiver”).

4.	The Adviser may not seek reimbursement from the Fund with respect to the 2025 Management Fee Waiver or the 2026 Management Fee Waiver.

5.

This Agreement shall become effective as of the date hereof and continue through December 31, 2026, subject to the terms and termination dates of the waivers set forth in section 3 hereto, unless otherwise agreed to in writing by the parties.

6.

Nothing herein contained shall be deemed to require the Fund to take any action contrary to the Fund’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Fund’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Fund.

7.

Any question of interpretation of any term or provision of this Agreement, including but not limited to the Base Management Fee; the computations of the Fund’s net assets; and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to the Advisory Agreement or the 1940 Act.

8.

If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

9.

It is expressly agreed that the obligations of the Fund hereunder shall not be binding upon any of the Fund’s Trustees, shareholders, nominees, officers, agents or employees of the Fund personally, but shall bind only the trust property of the Fund. This Agreement has been signed and delivered by an officer of the Fund, acting as such, and the execution and delivery by such officer shall not be deemed to have been made by any Trustee or officer individually or to impose any liability on any of them personally, but shall bind only the trust property of the Fund, as provided in the Fund’s Declaration of Trust, as amended from time to time.

10.

This Agreement constitutes the entire agreement between the Fund and the Adviser with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of both the Fund and the Adviser.

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If the foregoing correctly sets forth the agreement between the Fund and the Adviser, please so indicate by signing and returning to the Fund the enclosed copy hereof.

Very truly yours,

KKR CREDIT ADVISORS (US) LLC

By:	/s/ Noah Greenhill
Name: Noah Greenhill
Title: General Counsel

ACCEPTED:

KKR ASSET-BASED FINANCE FUND

By:	/s/ Lori Hoffman
Name: Lori Hoffman
Title: Secretary and Vice President